UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5
              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
     Lawrence J. Troyna
     128 Mount Street
     London, UK W1Y5HA

2. Issuer Name and Ticker or Trading Symbol
     Fields Aircraft Spares, Inc. (FASI)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
     12/31/97

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
       CFO and Secretary

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
- ----------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)            Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------


Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative           2)Conversion    3)Trans-     4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                         or Exercise     action       action    Securities Acquired (A)           Expiration Date
                                 Price of        Date         Code      or Disposed of (D)
                                 Derivative
                                 Security                                 A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Options to acquire Common Shares    $ 6.25          4/2/97       A        30,000                             (1)           4/2/00
Options to acquire Common Shares    $10.00          8/7/97       A        87,000                             (2)            (2)
Options to acquire Common Shares    $ 8.25          8/28/97      A        20,000                             (3)           8/28/98

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
7)Title and Amount of            8)Price        9)Number of         10)Ownership of         11)Nature of
  Underlying Securities            of Deri-       Derivative           Derivative              Indirect
                                   vative         Securities           Security;               Beneficial
              Amount or            Security       Beneficially         Direct (D) or           Ownership
              Number of                           Owned at             Indirect (I)
  Title       Shares                              End of Year
--------------------------------------------------------------------------------------------------------------
Common Shares   30,000                            30,000                  D
Common Shares   87,000                            87,000                  D
Common Shares   20,000                            20,000                  D

Explanation of Responses:
(1) One half of the options are exercisable on or after April 1, 1998, and April 1, 1999, respectively.
(2) The options vest based upon Company performace; but in any event, the options must vest by June 30, 1999, if at all. The options expire three years after vesting.
(3) One half of the options are exercisable on or after August 27, 1998, and August 27, 1999, respectively.

SIGNATURE OF REPORTING PERSON

/S/ Lawrence J. Troyna
DATE 2/11/98